Exhibit 99.1

NASDAQ: PBTS

Powerbridge Technologies Reports Financial Results and Business Update

for the Six Months Ended June 30, 2019

Revenue Increased by 62% to $12.8 Million

ZHUHAI, China – October 31, 2019 - Accesswire - Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) (NASDAQ: PBTS), a global trade software applications and technology services provider, today announced its unaudited financial results for the six months ended June 30, 2019.

Key Financial Highlights for the First Half 2019 as compared to the First Half 2018

●	Revenues of the Company increased by 62% to $12.8 million for the six months ended June 30, 2019.
●	Gross profit of the Company increased by 2% to $4.5 million for the six months ended June 30, 2019.
●	The Company successfully consummated its IPO of 1,750,000 Ordinary Shares at a price of $5.00 per share, raising total gross proceeds of approximately $8.75 million.
●	The cash balance of the Company for the six months ended June 30, 2019 is $5.8 million.

Key Business Highlights for the First Half 2019

●	Application development services revenue-producing projects increased 39% from 71 projects to 99 projects.
●	Smart Big Data Platforms have been launched in new geographical markets, such as Chongqing and Guizhou.
●	Trade Processing Cloud as SaaS services have been introduced to more than 70 customers.
●	Blockchain Cross Border Compliance Solutions have been offered on a trial basis to selected customers.

Ban Lor, Co-Chairman and Co-Chief Executive Officer of Powerbridge, commented, “We are pleased with our results of the first half of 2019 as our revenue grew 62% as compared to the first half 2018. This shows our technology innovation and market expansion are taking effect. Our team is working hard to expand market share throughout the marco-economic downturn and China-U.S. trade war. Our gross margins were lower than expected due to a more aggressive strategy to capture new geographical markets with newly launched products and services. We do anticipate a rebound for gross margins in the second half of the year as we continue to improve our service efficiency. Our technology team continues to develop and launch new products and services to address the pain points and inefficiencies in global trade compliance, logistics and operations. We are confident that we will continue to grow in the second half of 2019. We look forward to increasing our awareness and communications with shareholders as we seek to build long term shareholder value.”

Financial Results for the Six Months Ended June 30, 2019:

Revenue for the six months ended June 30, 2019 was $12.8 million, an increase of $4.9 million or 62%, compared to $7.9 million for the six months ended June 30, 2018.

Revenue from application development service increased by $4.6 million, or 71.1%, to $11.0 million for the six months ended June 30, 2019, compared to $6.4 million for the six months ended June 30, 2018. The increase is mainly due to revenue brought by newly started projects after June 30, 2018. The number of revenue-producing projects was 99 and 71 for the six months ended June 30, 2019 and 2018, respectively.

Revenue from consulting and technical support services increased by $0.1 million, or 8.5%, to $1.3 million for the six months ended June 30, 2019, compared to $1.2 million for the six months ended June 30, 2018. The increase is mainly due to revenue brought by three new projects.

Revenue from subscription services increased by $0.3 million, or 78.1%, to $0.6 million for the six months ended June 30, 2019, compared to $0.3 million for the six months ended June 30, 2018. The increase is mainly due to a newly offered SaaS product and subscription service.

Gross profit for the six months ended June 30, 2019 was $4.5 million, an increase of $0.1 million, compared to $4.4 million for the six months ended June 30, 2018. The resulting gross margin percentage was 35.2% for the six months ended June 30, 2019, compared to 55.9% for the six months ended June 30, 2018. The decrease in gross margin is mainly due to an increase in costs for hardware purchases from our suppliers, lower project bidding prices to suit the more competitive markets and higher labor costs. Of note, gross margin percentage for subscription services remained strong at 92.6% for the six months ended June 30, 2019.

Operating expenses for the six months ended June 30, 2019 was $6.9 million, an increase of $3.7 million or 117%, compared to $3.2 million for the six months ended June 30, 2018. Operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, and stock based compensation. The increase in operating expense was primarily due to a $1.8 million increase in stock based compensation, $1.1 million increase in general and administrative expense, $0.5 million increase in selling and marketing expense and $0.2 million in R&D expense.

Other expense (income) for the six months ended June 30, 2019 was an expense of $0.6 million, as compared to an income of $0.2 million for the six months ended June 30, 2018. Other expense (income) primarily consists of government subsidy income, financing and interest expense, and other expenses. The increase in financing and interest expense was due to additional finders’ fee and related charges incurred in connection with the Company’s offering and financing activities and the increasing interest expense on the higher loan balance for the six months ended June 30, 2019.

Operating loss for the six months ended June 30, 2019 was $2.4 million, an increase of $3.6 million, compared to operating income of $1.2 million for the six months ended June 30, 2018.

Income tax benefit was $0.1 million for the six months ended June 30, 2019 compared to the provision for income taxes of $0.1 million for the six months ended June 30, 2018. As the gross profit stayed stable, the increased operating expenses and other expenses caused the loss and decrease of income tax expense.

Net loss for the six months ended June 30, 2019 was $3.0 million, a decrease of $4.4 million, compared to net income of $1.4 million for the six months ended June 30, 2018. The resulting EPS loss for the six months ended June 30, 2019 was ($0.37) per basic and diluted share, compared to a positive $0.20 per basic and diluted share for the six months ended June 30, 2018.

About Powerbridge Technologies Co., Ltd.

Powerbridge Technologies Co., Ltd. (NASDAQ: PBTS) is a provider of software applications and technology solutions and services to corporate and government customers primarily located in China. Founded in 1997, Powerbridge pioneered global trade software applications with a vision to make global trade operations easier for customers. Since inception, Powerbridge has continued to innovate and deliver solutions and services to address the changing needs of thousands of customers. Powerbridge’s mission is to make global trade easier by empowering all players in the ecosystem. For more information, visit www.powerbridge.com/en

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our Form 20-F and other filings that we may make with the United States Securities and Exchange Commission in the future. These filings are available at www.sec.gov. Powerbridge may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Condensed Consolidated Balance Sheets

(In USD)

	June 30,	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash	$5,750,995	$4,348,635
Restricted cash	198,977	669,525
Notes receivable	-	309,796
Accounts receivable, net	22,882,712	15,479,437
Amount due from related parties	39,422	154,083
Loans receivable, third parties	1,284,800	47,997
Prepayments, deposits and other current assets, net	1,592,289	1,098,009
Total Current Assets	31,749,195	22,107,482

Property and equipment, net	5,467,428	4,707,112
Restricted cash	65,550	-
Prepayments, deposits and other assets	1,027,768	865,498
Deferred tax assets	180,747	87,416
Total Assets	$38,490,688	$27,767,508

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$2,825,895	$1,527,162
Notes payable	-	467,806
Accounts payable	18,962,987	16,231,682
Customer deposits	137,427	142,359
Deferred revenue	1,025,802	1,268,451
Salaries and benefits payable	709,485	836,558
Due to related party	2,800	-
Taxes payable	752,151	867,610
Total Current Liabilities	24,416,547	21,341,628
COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, 0.00166667 par value; 30,000,000 shares authorized; 8,917,748 and 6,905,248 shares issued and outstanding as of June 30, 2019 and December 31, 2018	14,863	11,509
Shares subscription receivable*	-	(11,509)
Additional Paid-in Capital	16,002,766	5,519,507
Retained earnings (accumulated deficit)	(2,079,048)	806,002
Accumulated other comprehensive income	135,560	100,371
Total Equity	14,074,141	6,425,880
Total Liabilities and Equity	$38,490,688	$27,767,508

Summary of Unaudited Condensed Consolidated Statement of

Operations and Other Comprehensive Income (Loss)

(In USD)

	For the Six Months Ended
	June 30,
	2019	2018
REVENUES:
Application development services	$10,959,922	$6,405,918
Consulting and technical support services	1,265,239	1,166,130
Subscription services	574,034	322,278
Total revenues	12,799,195	7,894,326

COST AND EXPENSES:
Cost of revenues:
Cost of application development services	7,764,376	3,077,406
Cost of consulting and technical support services	486,379	385,525
Cost of subscription services	42,333	20,177
Total cost of revenues	8,293,088	3,483,108

GROSS PROFIT	4,506,107	4,411,218

Operating expenses:
Sales and marketing	1,337,346	824,036
General and administrative	2,409,836	1,278,663
Research and development	1,309,824	1,064,673
Stock based compensation	1,821,131	-
Total operating expenses	6,878,137	3,167,372

OPERATING INCOME (LOSS) FROM OPERATIONS	(2,372,030)	1,243,846

OTHER EXPENSE (INCOME)
Financing and interest expenses	643,840	6,645
Other income	(41,305)	(201,103)
Other expense	529	-
Total other expense (income), net	603,064	(194,458)

INCOME (LOSS) BEFORE INCOME TAXES	(2,975,094)	1,438,304

PROVISION FOR INCOME TAXES (INCOME TAX BENEFITS)	(90,044)	109,528

NET INCOME (LOSS)	(2,885,050)	1,328,776

Less: loss attributable to non-controlling interests	-	(71,375)
NET INCOME (LOSS) ATTRIBUTABLE TO POWERBRIDGE	(2,885,050)	1,400,151

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	35,189	(139,019)
COMPREHENSIVE INCOME (LOSS)	(2,849,861)	1,189,757
Less: Comprehensive loss attributable to non-controlling interest	-	(68,543)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO POWERBRIDGE	$(2,849,861)	$1,258,300

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	7,825,456	6,905,248

EARNINGS (LOSSES) PER SHARE
Basic and diluted	$(0.37)	$0.20

For more information, please contact:

Corporate:

Powerbridge Technologies Co., Ltd.

Stewart Lor

President and Chief Financial Officer

Email: stewartlor@powerbridge.com

Investor Relations:

Hayden IR

Stephen Hart

Phone: 917-658-7878

Email: hart@haydenir.com

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